================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                               DATED MAY 13, 2003

                        Commission File Number 000-13727

                            PAN AMERICAN SILVER CORP.
                            -------------------------
                               (Registrant's name)


                           SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [ ]               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 13, 2003
         PAN AMERICAN SILVER CORP.



By:
/s/  Ross Beaty
----------------------------
Ross Beaty
Chairman and C.E.O.

                     [PAN AMERICAN SILVER CORP. LETTERHEAD]



Pan American will host a conference call on Tuesday May 13th at 9:00 a.m. Pacific time (12 a.m. Eastern time) to discuss the first quarter financial and operational results, give project updates, and answer questions. To listen to the call live, dial 1-416-695-5806. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1415074. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

              PAN AMERICAN SILVER REPORTS RECORD SILVER PRODUCTION
                              IN FIRST QUARTER 2003

HIGHLIGHTS

o Record quarterly silver production of 2.15 million ounces from Pan American's four wholly owned silver operations.

o Acquisition of Corner Bay Silver completed and feasibility study review of Alamo Dorado silver project initiated.

o Excellent silver and gold drilling results at Manantial Espejo property, Argentina.

o    La Colorada mine expansion on schedule and budget for July 2003 start-up.

FINANCIAL (ALL AMOUNTS ARE EXPRESSED IN US$)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA; Warrants TSX: PAA_t) reported a net loss for the first quarter of $1.1 million ($0.02 per share) compared to a net loss of $1.3 million ($0.03 per share) for the first quarter of 2002.

Consolidated silver production for the three months ended March 31, 2003 totalled 2.15 million ounces representing a four percent increase from the same period of the prior year. This increase was due to increased production from the Huaron mine and production from silver-rich pyrite stockpiles acquired late last year partially offset by lower production from the Quiruvilca mine. Zinc metal produced during the first quarter of 2003 amounted to 9,343 tonnes (2002 - 10,107 tonnes), lead production was 5,812 tonnes (2002 - 5,441 tonnes) and copper production was 767 tonnes (2002 - 669 tonnes).

Revenue for the first quarter of 2003 amounted to $7.8 million (2002 - $10.2 million). The decrease in revenue was due to the timing of concentrate shipments. Revenue for the first quarter of this year was generated from sales of 14,260 tonnes of zinc concentrate (2002 - 18,990 tonnes), 1,256 tonnes of lead concentrate (2002 - 4,790 tonnes) and 2,878 tonnes of copper concentrate (2002 - 2,934 tonnes). Operating costs were also lower for the first quarter of 2003 relative to 2002 because of lower shipments. The concentrate shipment delays were


               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                        TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com
requested by certain purchasers to allow them to accumulate larger volumes and thereby lower unit shipping costs.

The average metal prices realized during the first quarter of 2003 were marginally higher than for the corresponding period of last year. The price received per ounce of silver averaged $4.37 (2002 -- $4.15) and for zinc the realized price per pound was $0.36 (2002 -- $0.36).

During the first quarter of 2003, operating activities generated cash of $0.5 million. Investing activities consumed $2.3 million and financing activities generated $4.2 million. Operating cash flow resulted from an increase in cash advances received for concentrates not shipped. Investing activities consisted of spending on property plant and equipment of $5.4 million including $4.1 million for the La Colorada mine expansion and $0.5 million on infrastructure and equipment at the Huaron mine. Cash of $3.1 million was received from the acquisition of Corner Bay Silver Inc. Proceeds of $4 million were received from the La Colorada expansion loan and repayments of $0.4 million were made on the Huaron loan. Total debt and capital asset lease obligations outstanding at March 31, 2003 amounted to $9.2 million of which $1.6 million is current.

PERU OPERATIONS

Pan American's three Peru silver operations produced a total of 1.95 million ounces of silver in the first quarter. The Huaron mine had a good quarter, producing 1.2 million ounces of silver, 5,500 tonnes of zinc and 4,400 tonnes of lead from 158,000 tonnes of ore at a total cash cost of $3.81 per ounce of silver produced net of by product credits. The mine's 10 percent expansion, which commenced in late 2002, is nearly complete and production for 2003 is planned at 4.9 million ounces of silver. The Quiruvilca mine produced 0.6 million ounces of silver, 3,700 tonnes of zinc and 1,300 tonnes of lead in the quarter from 121,000 tonnes of ore. Quiruvilca's operating results continue to be negatively affected by low metal prices, and expected but lower-than-normal grades in the current mining areas. Total cash costs at Quiruvilca were $5.20 per ounce of silver produced net of by product credits. The small pyrite stockpile operation near the Huaron mine produced 0.13 million ounces of silver in the quarter at a cash cost of $2.08 per ounce.

MEXICO OPERATIONS

At the Company's La Colorada mine, 0.2 million ounces of silver were produced in the first quarter. Operating results continue to be treated as pre-production revenue. The mine's fully financed $20 million expansion project remains on schedule and budget for completion in early July, with forecast production of
2.2 million ounces in 2003 at a cash cost of $3.06 per ounce of silver. In March the Company began drawing from the $10 million project loan from the International Finance Corporation, a member of the World Bank Group, to fund remaining capital expenditures.

The highlight of the first quarter was the completion of the Company's acquisition of Corner Bay Silver and its wholly owned Alamo Dorado silver project in Sonora State. This followed approval of the transaction by shareholders in September and an agreement respecting water rights for the project from Mexican authorities in February. Pan American is now updating the

Corner Bay feasibility study and a drilling and metallurgical testing program has been initiated in order to evaluate a mill versus heap leach process for the project. This program is expected to be complete in September and will enable project financing later in the year and, subject to financing, commencement of construction. Based on Corner Bay's original feasibility study, planned production from Alamo Dorado is 6 million ounces per year at an average cash cost of $3.25 per equivalent ounce of silver.

EXPLORATION AND DEVELOPMENT PROJECTS

A 6,000 meter drilling program at the 50 percent owned Manantial Espejo property in Argentina concluded during the quarter, with excellent results. Planning is now in progress for an underground tunnelling and drilling program, to commence in late 2003. The recent drilling is expected to increase the current measured and indicated resource of 4,390,000 tonnes grading 264 g/t silver and 4.51g/t gold and inferred resource of 1,590,000 tonnes grading 258 g/t silver and 3.65 g/t gold. In Bolivia, silver production continued from the small scale San Vicente silver mine under lease to a Bolivian mining company. Discussions remain underway to re-initiate work that will enable a new feasibility study and ultimately expanded mine production. Finally, in Russia, the Dukat mine continued its start-up though production statistics are not yet available.

OTHER DEVELOPMENTS

Pan American is pleased to welcome several new members to its senior operating group to better manage its strong growth. John Wright, President and Chief Operating Officer, will be stepping down in mid-year for family reasons but he will remain an active Director of the company. Geoff Burns has been appointed to fulfil his functions. Mr. Burns has had a distinguished career in the mining industry. He served in a variety of financial roles including Chief Financial Officer and Controller with a major Canadian gold mining company from 1984 to 1998 and most recently he was Chief Financial Officer of a large US silver and gold producer from 1999 to 2003. Brenda Radies has joined the company as Vice President of Corporate Relations to replace Rosie Moore. Since 1993, Ms. Radies has been with one of Canada's and the world's largest gold producers, most recently as Director of Corporate Communications. Robert Pirooz has rejoined the Company as Vice President, Legal Affairs. Finally, Bill Faust, a mining engineer with broad experience in mine development and operations in North America and Mexico, joins the company as manager of the Alamo Dorado silver mine development project, a position he held with Corner Bay Silver.

SILVER MARKETS

The most reliable annual compendium of silver statistics was published on May 8, 2003 by London-based GFMS on behalf of the Silver Institute. GFMS reported that the deficit between silver fabrication demand and conventional silver supply (mine production and scrap) remained very large at 67.4 million ounces. Industrial demand for silver increased in 2002, world silver mine production declined (and is likely to decline further in 2003), and overall silver demand fell by 3.5 percent, overwhelmingly due to a 28 percent slump in Indian jewellery and silverware demand. Chinese government sales were reported to have decreased to 51 million ounces from 68 million in 2002. Although GFMS increased its estimate of remaining Chinese silver stocks, it noted that Chinese internal demand increased sharply in 2002 almost eliminating the historic surplus of Chinese mine supply. Once this surplus is eliminated, China will be a net silver consumer which is expected to result in faster depletion of remaining Chinese official silver stocks. The recent weakness of the US dollar is also a positive factor in silver market fundamentals.

                                     - End -

Ross J. Beaty, Chairman or Tony Hawkshaw, Chief Financial Officer 604-684-1175

To view Pan American's entire first quarter release, please visit
www.panamericansilver.com/s/InvestorRelations.asp or call the office for a faxed copy.

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

                      FINANCIAL AND OPERATIONAL HIGHLIGHTS


                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31
                                                                               ----------------------------
                                                                                     2003              2002
                                                                               ----------        ----------
CONSOLIDATED FINANCIAL HIGHLIGHTS (IN THOUSANDS OF US DOLLARS)
Net income (loss)                                                              $   (1,104)       $   (1,303)
Earnings (loss) per share                                                           (0.02)            (0.03)
Contribution from mining operations                                                   393               997
Capital spending                                                                    5,436             1,314
Exploration expense                                                                   496                83
Cash                                                                               12,561            19,921
Working capital                                                                $    3,901        $   14,298

CONSOLIDATED ORE MILLED & METALS RECOVERED TO CONCENTRATE

Tonnes milled                                                                     305,669           299,871
Silver metal - ounces                                                           2,150,052         2,065,503
Zinc metal - tonnes                                                                 9,343            10,107
Lead metal - tonnes                                                                 5,812             5,441
Copper metal  - tonnes                                                                767               669

Net smelter return per tonne milled                                            $    40.42        $    41.33
Cost per tonne                                                                      38.44             37.99
                                                                               ----------        ----------
Margin per tonne                                                               $     1.97        $     3.34
                                                                               ==========        ==========

CONSOLIDATED COST PER OUNCE OF SILVER (NET OF BY-PRODUCT CREDITS)
Total cash cost per ounce                                                      $     4.13        $     3.84
Total production cost per ounce                                                $     4.60        $     4.63

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining         $   12,409        $   12,535
By-product credits                                                                 (4,335)           (4,594)
                                                                               ----------        ----------
Total Cash operating costs                                                          8,074             7,941
Depreciation, amortization & reclamation                                              902             1,619
                                                                               ----------        ----------
Total Production costs                                                         $    8,977        $    9,560
                                                                               ==========        ==========
Ounces used in cost per ounce calculations                                      1,953,340         2,065,503

AVERAGE METAL PRICES

Silver - London Fixing                                                         $     4.67        $     4.49
Zinc - LME Cash Settlement per pound                                           $     0.36        $     0.36
Lead - LME Cash Settlement per pound                                           $     0.21        $     0.22
Copper - LME Cash Settlement per pound                                         $     0.75        $     0.71

AVERAGE PRICES REALIZED

Silver - per ounce (note)                                                      $     4.37        $     4.15
Zinc - per pound                                                               $     0.36        $     0.36
Lead - per pound                                                               $     0.21        $     0.22
Copper - per pound (note)                                                      $     0.67        $     0.62

Note  - Pan American pays a refining charge for silver and copper

MINE OPERATIONS HIGHLIGHTS

                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31
                                                                               ----------------------------
                                                                                     2003              2002
                                                                               ----------        ----------
HUARON MINE

Tonnes milled                                                                     158,040           149,100
Average silver grade - grams per tonne                                                264               269
Average zinc grade - percent                                                        4.06%             4.12%
Silver - ounces                                                                 1,199,701         1,146,309
Zinc - tonnes                                                                       5,502             5,121
Lead - tonnes                                                                       4,416             3,515
Copper - tonnes                                                                       265               381

Net smelter return per tonne                                                   $    45.62        $    44.82
Cost per tonne                                                                      40.62             35.57
                                                                               ----------        ----------
Margin per tonne                                                               $     5.00        $     9.25
                                                                               ==========        ==========

Total cash cost per ounce                                                      $     3.81        $     3.17
Total production cost per ounce                                                $     4.35        $     3.61

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining         $    7,004        $    5,963
By-product credits                                                                 (2,431)           (2,329)
                                                                               ----------        ----------
Total cash operating costs                                                          4,572             3,634
Depreciation, amortization and reclamation                                            647               507
                                                                               ----------        ----------
Total production costs                                                         $    5,219        $    4,141
                                                                               ==========        ==========
Ounces for cost per ounce calculations                                          1,199,701         1,146,309


QUIRUVILCA MINE

Tonnes milled                                                                     121,345          135,148
Average silver grade - grams per tonne                                                183              192
Average zinc grade - percent                                                        3.53%            4.04%
Silver - ounces                                                                   619,754          728,619
Zinc - tonnes                                                                       3,740            4,888
Lead - tonnes                                                                       1,303            1,819
Copper - tonnes                                                                       502              288
Net smelter return per tonne                                                   $    34.55        $   36.93
Cost per tonne                                                                      39.17            38.39
                                                                               ----------        ----------
Loss per tonne                                                                 $    (4.62)       $   (1.46)
                                                                               ==========        ==========

Total cash cost per ounce                                                      $     5.20        $    4.44
Total production cost per ounce                                                $     5.46        $    5.79

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining         $    5,126        $   5,485
By-product credits                                                                 (1,903)          (2,253)
                                                                               ----------        ----------
Total cash operating costs                                                          3,223            3,232
Capital spending expensed and reclamation                                             164              987
                                                                               ----------        ----------
Total production costs                                                         $    3,387        $   4,219
                                                                               ==========        ==========
Ounces for cost per ounce calculations                                            619,754          728,619

                                                                                  THREE MONTHS ENDED
                                                                                       MARCH 31
                                                                               ------------------------
                                                                                   2003            2002
                                                                               --------        --------

LA COLORADA MINE

Tonnes milled                                                                    14,828          15,623
Average silver grade - grams per tonne                                              512             434
Silver - ounces                                                                 196,712         190,575
Zinc - tonnes                                                                       101              98
Lead - tonnes                                                                        93             107

Net smelter return per tonne                                                   $     --        $  46.09
Cost per tonne                                                                       --           57.59
                                                                               --------        --------
Loss per tonne                                                                 $     --        $ (11.50)
                                                                               ========        ========

Total cash cost per ounce                                                      $     --        $   5.64
Total production cost per ounce                                                $     --        $   6.30

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining         $     --        $  1,087
By-product credits                                                                   --             (12)
                                                                               --------        --------
Total cash operating costs                                                           --           1,075
Depreciation, amortization and reclamation                                           --             125
                                                                               --------        --------
Total production costs                                                         $     --        $  1,200
                                                                               ========        ========
Ounces for cost per ounce calculations                                               --         190,575


PYRITE STOCKPILE SALES

Tonnes sold                                                                      11,456              --
Average silver grade - grams per tonne                                              363              --
Silver ounces                                                                   133,885              --

Net smelter return per tonne                                                   $  30.83        $     --
Cost per tonne                                                                     0.74              --
                                                                               --------        --------
Margin per tonne                                                               $  30.09        $     --
                                                                               ========        ========

Total cash cost per ounce                                                      $   2.08        $     --
Total production cost per ounce                                                $   2.77        $     --

(In thousands of US dollars)
Value of metals lost in smelting and refining                                  $    279        $     --
By-product credits                                                                   --              --
                                                                               --------        --------
Total cash operating costs                                                     $    279              --
Depreciation, amortization and reclamation                                           92              --
                                                                               --------        --------
Total production costs                                                              371              --
                                                                               ========        ========
Ounces for cost per ounce calculations                                          133,885              --

                            PAN AMERICAN SILVER CORP.

                           Consolidated Balance Sheets
                   (Unaudited - in thousands of U.S. dollars)


                                                                 MARCH 31      DECEMBER 31
                                                                     2003             2002
                                                                 --------      -----------
CURRENT
   Cash and cash equivalents                                    $  12,561        $  10,185
   Short-term investments                                              13               13
   Accounts receivable                                              4,931            4,598
   Inventories                                                      7,593            4,637
   Prepaid expenses                                                 2,019            3,197
                                                                ---------        ---------
Total Current Assets                                               27,117           22,630
Mineral property, plant and equipment, net                         66,110           59,447
Investment and other properties (note 4)                           83,048            4,193
Direct smelting ore                                                 4,229            4,303
Other assets                                                        4,413            4,393
                                                                ---------        ---------
Total Assets                                                    $ 184,917        $  94,966
                                                                =========        =========

LIABILITIES
Current
   Operating line of credit                                     $      --        $     125
   Accounts payable and accrued liabilities (note 5)               14,501           15,227
   Advances for metal shipments                                     6,228            2,158
   Current portion of bank loans and capital lease                  1,638            1,638
   Current portion of severance indemnity and commitments             933              953
   Current portion of deferred revenue                                130              130
                                                                ---------        ---------
Total Current Liabilities                                          23,430           20,231

Deferred revenue                                                    1,006              923
Bank loans and capital lease (note 6)                               7,535            3,942
Provision for reclamation                                          13,051           12,971
Provision for future income tax                                    19,035               --
Severance indemnities                                               1,521            1,407
                                                                ---------        ---------
Total Liabilities                                                  65,578           39,474
                                                                ---------        ---------

SHAREHOLDERS' EQUITY
Share capital
   Authorized:
     100,000,000 common shares of no par value
   Issued:
     December 31, 2002 - 43,883,454 common shares
     March 31, 2003 - 51,684,728 common shares                    215,950          161,024
   Additional paid in capital                                      11,117            1,092
   Deficit                                                       (107,728)        (106,624)
                                                                ---------        ---------
Total Shareholders' Equity                                        119,339           55,492
                                                                ---------        ---------
Total Liabilities and Shareholders' Equity                      $ 184,917        $  94,966
                                                                =========        =========


                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

                Consolidated Statements of Operations and Deficit
                   (Unaudited - in thousands of U.S. dollars,
                    except for shares and per share amounts)


                                                       THREE MONTHS ENDED
                                                            MARCH 31,
                                                   ---------------------------
                                                         2003             2002
                                                   ----------       ----------
REVENUE                                            $    7,822       $   10,199

EXPENSES
   Operating                                            7,429            9,202
   General and administration                             401              359
   Depreciation and amortization                          471            1,429
   Reclamation                                             79              198
   Exploration                                            496               83
   Interest expense                                       159              266
                                                   ----------       ----------
                                                        9,035           11,537
                                                   ----------       ----------

Net loss from operations                               (1,213)          (1,338)
Other income                                              109               35
                                                   ----------       ----------
Net loss for the period                                (1,104)          (1,303)
Deficit, beginning of period                         (106,624)         (72,966)
                                                   ----------       ----------
Deficit, end of period                             $ (107,728)      $  (74,269)
                                                   ==========       ==========

Basic and fully diluted loss per share                 ($0.02)          ($0.03)

Weighted average shares outstanding                50,597,399       38,603,987


                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

              Consolidated Statements of Cash Flows - Direct Method
                   (Unaudited - in thousands of U.S. dollars)

                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                    -----------------------
                                                                        2003           2002
                                                                    --------       --------
OPERATING ACTIVITIES
  Sales proceeds                                                    $ 11,958       $ 12,380
  Hedging activities                                                     164            313
  Interest paid                                                          (70)          (266)
  Other income and expenses                                               19             36
  Products and services purchased                                    (10,585)       (10,406)
  Exploration                                                           (505)           (77)
  General and administration                                            (504)          (348)
                                                                    --------       --------
                                                                         477          1,632
                                                                    --------       --------

FINANCING ACTIVITIES
  Shares issued for cash                                                 723         17,251
  Share issue costs                                                       --           (792)
  Proceeds from line of credit                                            --            110
  Repayment of line of credit                                           (125)            --
  Proceeds from bank loans                                             4,000             --
  Repayment of bank loans (note 5)                                      (407)          (258)
                                                                    --------       --------
                                                                       4,191         16,311
                                                                    --------       --------

INVESTING ACTIVITIES
  Property, plant and equipment expenditures                          (5,436)          (710)
  Investment and other property expenditures                             100           (604)
  Acquisition of cash of subsidiary                                    3,063             --
  Other                                                                  (19)           (39)
                                                                    --------       --------
                                                                      (2,292)        (1,353)
                                                                    --------       --------

Increase in cash and cash equivalents during the period                2,376         16,590
Cash and cash equivalents, beginning of period                        10,185          3,331
                                                                    --------       --------
Cash and cash equivalents, end of period                            $ 12,561       $ 19,921
                                                                    ========       ========

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Shares issued for acquisition of mineral property (note 4)        $     --       $  1,250
  Shares issued for acquisition of subsidiary (note 2)                64,228             --
                                                                    --------       --------
                                                                    $ 64,228       $  1,250
                                                                    ========       ========

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

             Consolidated Statements of Cash Flows - Indirect Method
                   (Unaudited - in thousands of U.S. dollars)


                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                    -----------------------
                                                                       2003            2002
                                                                    -------         -------
OPERATING ACTIVITIES
Net loss for the period                                             $(1,104)        $(1,303)
Items not involving cash
  Depreciation and amortization                                         471           1,429
  Reclamation provision                                                  79             198
  Operating cost provisions                                             352            (260)
  Changes in non-cash operating working capital items                   679           1,568
                                                                    -------         -------
Cash provided by operations                                             477           1,632
                                                                    -------         -------

FINANCING ACTIVITIES
  Shares issued for cash                                                723          17,189
  Share issue costs                                                      --            (730)
  Proceeds from line of credit                                           --             110
  Repayment of line of credit                                          (125)             --
  Proceeds from bank loans                                            4,000              --
  Repayment of bank loans                                              (407)           (258)
                                                                    -------         -------
                                                                      4,191          16,311
                                                                    -------         -------

INVESTING ACTIVITIES
  Property, plant and equipment expenditures                         (4,415)           (710)
  Mineral property expenditures                                         100            (743)
  Changes in non-cash working capital items                          (1,021)            139
  Acquisition of cash of subsidiary                                   3,063              --
  Other                                                                 (19)            (39)
                                                                    -------         -------
                                                                     (2,292)         (1,353)
                                                                    -------         -------

Increase in cash and cash equivalents during the period               2,376          16,590
Cash and cash equivalents, beginning of period                       10,185           3,331
                                                                    -------         -------
Cash and cash equivalents, end of period                            $12,561         $19,921
                                                                    =======         =======

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Shares issued for acquisition of mineral property (note 4)        $    --         $ 1,250
  Shares issued for acquisition of subsidiary (note 2)               64,228
                                                                    -------         -------
                                                                    $64,228         $ 1,250
                                                                    =======         =======

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

                 Consolidated Statements of Shareholders' Equity
                      For three months ended March 31, 2003
                 (in thousands of US dollars, except for shares)

                                                       COMMON SHARES        ADDITIONAL
                                                  ----------------------       PAID IN
                                                      SHARES      AMOUNT       CAPITAL      DEFICIT        TOTAL
                                                  ----------    --------    ----------    ---------     --------
Balance, December 31, 2001                        37,628,234    $130,723       $ 1,120    $ (72,966)    $ 58,877
   Exercise of stock options                       1,445,400       6,102            --           --        6,102
   Shares issued for cash, net of share
   issue costs                                     3,450,000      15,599            --           --       15,599
   Issued on acquisition of Manantial
   Espejo                                            231,511       1,250            --           --        1,250
   Issued on acquisition of royalty                  390,117       3,000            --           --        3,000
      Issued as compensation payable                  69,000         253            --           --          253
   Issued to purchase silver stockpiles              636,942       4,000            --           --        4,000
   Exercise of shares purchase warrants               32,250          97            --           --           97
   Foreign exchange translation
   adjustment                                             --          --           (28)          --          (28)
   Net loss for the year                                  --          --            --      (33,658)     (33,658)
                                                  ----------    --------       -------    ---------     --------
Balance, December 31, 2002                        43,883,454     161,024         1,092     (106,624)      55,492
   Exercise of stock options                         164,615         723            --           --          723
     Issued on acquisition of Corner Bay           7,636,659      54,203            --           --       54,203
   Fair value of stock options granted                    --          --         1,136           --        1,136
   Fair value of warrants granted                         --          --         8,889           --        8,889
   Net loss for the quarter                               --          --            --       (1,104)      (1,104)
                                                  ----------    --------       -------    ---------     --------
Balance, March 31, 2003                           51,684,728    $215,950       $11,117    $(107,728)    $119,339
                                                  ==========    ========       =======    =========     ========



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